May 1, 2007

FILED BY SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

RE:	Ur-Energy Inc. (the “Company”)
Final Prospectus dated May 1, 2007 (the “Prospectus”)

We refer to the Prospectus of the Company relating to the offering of common shares of the Company.

We, as counsel to the Underwriters, hereby consent to the use of our firm name on page ii of the Prospectus and under the heading “Legal Matters” in the Prospectus, and to the use of our firm name and the reference to our opinion under the heading “Eligibility for Investment”.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection therewith.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document, and is not to be relied upon for any other purpose.

Yours truly,

“Cassels Brock & Blackwell LLP”